September 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mach Natural Resources LP (the “Company”)

Request for Acceleration of Effectiveness of Registration Statement on Form S-1

Registration No. 333-281919

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common units representing limited partner interests in the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), requesting effectiveness for 9:00 a.m., Washington, D.C. time, on September 6, 2024, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

TRUIST SECURITIES, INC.

As representatives of the several underwriters

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ William Hodge
Name:	William Hodge
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Justin Bowman
Name:	Justin Bowman
Title:	Managing Director

TRUIST SECURITIES, INC.

By:	/s/ Michael Davis
Name:	Michael Davis
Title:	Managing Director